UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-K |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
             |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

                  For Period Ended:  March 31, 2008
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                  |_| Transition Report on Form 10-K
                  |_| Transition Report on Form 20-F
                  |_| Transition Report on Form 11-K
                  |_| Transition Report on Form 10-Q
                  |_| Transition Report on Form N-SAR

                  For the Transition Period Ended:
                                                  ----------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Neonode Inc.
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Full Name of Registrant

SBE, Inc.
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Former Name if Applicable

Warfvingesvag 45, 112 51
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Address of Principal Executive Office (Street and Number)

Stockholm, Sweden
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
|X|      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
              and
         (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain financial and other information necessary for an accurate and full completion of the Form 10-QSB could not be provided within the prescribed time period without unreasonable effort or expense.

 (Attach extra Sheets if Needed)
PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     David Brunton                 (925)                 355-7700
     -------------------------     -------------         -----------------------
            (Name)                 (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|


      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the quarter ended March 31, 2008, the Company continued to experience net losses, aggregating approximately $11.4 million as compared to net losses of $2.5 million in the quarter ended March 31, 2007. Included in the quarter ended March 31, 2008 is $5.5 million net non-cash expense related to the fair value calculation for the beneficial conversion features resulting from prior financings as compare to a $143,000 a similar net non-cash expense in the quarter ended March 31, 2007. During the three months ended March 31, 2008, the Company did not ship any N2 mobile phones to customers. The Company experienced technical and production issues that have now been rectified and we began shipping phones to customers in April. The revenue for the three months ended March 31, 2008 consisted solely of revenue recognized on the "sell through" method for sales to distributors and is related to N2 mobile phones shipped to customers in prior quarters. As a result of the foregoing, there will be significant changes in the results of operations from the corresponding period for the last fiscal year.



                                  Neonode Inc.
                              ---------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 5/15/2008                         By  /s/ David Brunton
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).